Exhibit 99.1

ATA Reports Fiscal 2012 Fourth Quarter and Year-end Financial Results,

Achieves 183% Growth in Fiscal 2012 Net Income and 16% Growth in Net Revenues

Company to Hold Conference Call on May 24 at 8 a.m. ET

Beijing, China, May 23, 2012 (NY) / May 24 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal fourth quarter and year ended March 31, 2012 (“Fourth Quarter 2012” and “Fiscal Year 2012”, respectively).

Fourth Quarter 2012 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB60.5 million (US$9.6 million), up 21.6%

•                  Gross profit of RMB32.8 million (US$5.2 million), up 46.6%

•                  Income from operations of RMB4.1 million (US$0.7 million), compared to loss from operations of RMB8.1 million

•                  Net income of RMB3.3 million (US$0.5 million), compared to net loss of RMB5.6 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB5.9 million (US$0.9 million), compared to adjusted net loss of RMB5.8 million

•                  Basic and diluted earnings per ADS for Fourth Quarter 2012 were both RMB0.14 (US$0.02).

•                  Delivered approximately 1.3 million billable tests, up 26.2%

Fiscal Year 2012 Financial and Operating Highlights (percentage changes are year over year)

•                  Net revenues of RMB352.1 million (US$55.9 million), up 15.9%

•                  Gross profit of RMB193.3 million (US$30.7 million), up 24.9%

•                  Income from operations of RMB64.5 million (US$10.2 million), up 208.7%

•                  Net income of RMB55.8 million (US$8.9 million), up 182.7%

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB64.5 million (US$10.2 million), up 177.1%

•                  Basic and diluted earnings per ADS were RMB2.44 (US$0.38) and RMB2.38 (US$0.38), respectively. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) were RMB2.88 (US$0.46) and RMB2.82 (US$0.44), respectively.

•                  Net cash generated from operations of RMB59.4 million (US$9.4 million). As of March 31, 2012, ATA’s cash and cash equivalents were RMB257.2 million (US$40.8 million) with no long-term debt.

•                  Delivered approximately 8.0 million billable tests in Fiscal Year 2012, up 16.2%

Fiscal Year 2013 Outlook

•                  For the fiscal year ending March 31, 2013 (“Fiscal Year 2013”), ATA expects net revenues will be between RMB420.0 million and RMB440.0 million (US$66.7 million and US$69.9 million) and non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) between RMB70.0 million and RMB80.0 million (US$11.1 million and US$12.7 million).

•                  For the quarter ending June 30, 2012 (“First Quarter 2013”), ATA expects net revenues will be between RMB80.0 million and RMB90.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During Fiscal Year 2012, we not only successfully expanded upon a number of our close, long-term relationships with clients, particularly for HR Select, but we also successfully delivered new exams, such as those for China Customs and security guards. We are excited to have begun this relationship with China’s General Administration of Customs and are pleased that the agency was satisfied with the transition of their paper-based customs declarer certification exam to our computer-based platform. Largely due to these new efforts and continued growing demand for ATA’s HR Select and TOEIC, we delivered 8.0 million billable tests during the year, an increase of 16.2% compared to fiscal 2011. We reported a gross margin of 54.9% for Fiscal Year 2012, which we believe validates the scalability of our computer-based testing business model.

“We are very pleased with our results for both Fourth Quarter 2012 and Fiscal Year 2012. Despite the fiscal fourth quarter’s being a seasonally weaker period and the rescheduling of a banking exam from Fourth Quarter 2012 to First Quarter 2013, ATA achieved year-over-year growth in net revenues, gross profit, and net income.”

Operating Review

In Fourth Quarter 2012, ATA delivered a total of 1.3 million billable tests, an increase of approximately 26.2% from the prior-year period.  In Fiscal Year 2012, the Company delivered a total of 8.0 million billable tests, an increase of approximately 16.2% from 6.9 million billable tests in Fiscal Year 2011. The Company had a network of 2,462 authorized test centers throughout China as of March 31, 2012, which it believes is the largest test center network of any commercial testing service provider in China.  ATA has delivered more than 39.1 million billable tests since it began operations in 1999.

GAAP Results

Fourth Quarter 2012

For Fourth Quarter 2012, ATA’s total net revenues increased 21.6% to RMB60.5 million (US$9.6 million) from RMB49.7 million in the prior-year period, primarily due to increased revenues from testing services and its online continuing education services. Net revenues from HR Select and TOEIC for Fourth Quarter 2012 increased 81.2% to RMB15.0 million (US$2.4 million).

Gross profit for Fourth Quarter 2012 increased 46.6% to RMB32.8 million (US$5.2 million) from RMB22.4 million in the same period last fiscal year.  Gross margin was 54.3% in Fourth Quarter 2012, compared to 45.0% in the prior-year period, primarily due to revenues from an exam that was delivered and for which costs were incurred in Third Quarter 2012.

Higher revenues contributed to income from operations in Fourth Quarter 2012 of RMB4.1 million (US$0.7 million), which compares to an operating loss of RMB8.1 million in the prior-year period.

Net income for Fourth Quarter 2012 was RMB3.3 million (US$0.5 million), which compares to a net loss of RMB5.6 million reported in the prior-year period.  For Fourth Quarter 2012, basic and diluted earnings per common share were both RMB0.07 (US$0.01), compared to a loss of RMB0.13 per common share in the same period last fiscal year. Basic and diluted earnings per ADS were both RMB0.14 (US$0.02) in Fourth Quarter 2012, compared to a loss per ADS of RMB0.26 in the prior-year period.

Fiscal Year 2012

For Fiscal Year 2012, net revenues were RMB352.1 million (US$55.9 million), an increase of 15.9% from RMB303.9 million in the fiscal year ended March 31, 2011 (“Fiscal Year 2011”). The growth in net revenues was driven by higher revenues from testing services and test preparation and training solutions.

Net revenues from the testing services business increased 19.7% to RMB290.9 million (US$46.2 million), primarily due to a larger volume of, as well as a price increase on exams delivered to the securities industry; contributions from revenues from China Customs exams; and a 61.3% increase in revenues from ATA’s HR Select and TOEIC services to RMB88.0 million (US$14.0 million), compared to the prior fiscal year’s RMB54.5 million.

Net revenues from test preparation and training solutions increased 75.0% to RMB27.0 million (US$4.3 million) in Fiscal Year 2012.

Net revenues from test-based educational services decreased by 51.0% to RMB12.6 million (US$2.0 million) in Fiscal Year 2012 as the Company continues to make its gradual exit from educational services, shifting its focus toward growing the core testing services and developing areas of business.

Gross profit for Fiscal Year 2012 was RMB193.3 million (US$30.7 million), a 24.9% increase from RMB154.7 million in Fiscal Year 2011. The gross margin increased to 54.9% in Fiscal Year 2012 from 50.9% in Fiscal Year 2011, largely due to the growth in revenues from higher-margin test services and improved economies of scale.

Operating expenses for Fiscal Year 2012 decreased 3.7% to RMB128.8 million (US$20.4 million) from RMB133.8 million in Fiscal Year 2011, primarily due to decreased spending on research and development and sales and marketing.

Income from operations for Fiscal Year 2012 increased 208.7% to RMB64.5 million (US$10.2 million) from RMB20.9 million in Fiscal Year 2011.

The Company’s net income increased 182.7% to RMB55.8 million (US$8.9 million) in Fiscal Year 2012 from RMB19.8 million in Fiscal Year 2011. Basic and diluted earnings per common share for Fiscal Year 2012 were RMB1.22 (US$0.19) and RMB1.19 (US$0.19), respectively, and basic and diluted earnings per ADS were RMB2.44 (US$0.38) and RMB 2.38 (US$0.38), respectively.

Non-GAAP Measures

Adjusted net income for Fiscal Year 2012, which excludes share-based compensation expense and foreign currency exchange gain/loss (non-GAAP), increased 177.1% to RMB64.5 million (US$10.2 million) from RMB23.3 million in the prior-year period.  Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for Fiscal Year 2012 were RMB1.44 (US$0.23) and RMB1.41 (US$0.22), respectively.

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for Fiscal Year 2012 were RMB2.88 (US$0.46) and RMB2.82 (US$0.44), an increase of 176.9% and 171.2%, respectively, from RMB1.04 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Fourth Quarter 2012 were 22.4 million and 22.7 million, respectively. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Fiscal Year 2012 were 22.4 million and 22.9 million. Each ADS represents two common shares. ATA had 46.0 million common shares outstanding on March 31, 2012, and 44.6 million common shares outstanding on March 31, 2011.

Outlook for Fiscal Year 2013 and for First Quarter 2013

For First Quarter 2013, ATA expects net revenues to be between RMB80.0 million and RMB90.0 million.

For Fiscal Year 2013, ATA expects net revenues to be between RMB420.0 million and RMB440.0 million and non-GAAP net income to be between RMB70.0 million and RMB80.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2013	Actual for the year ended March 31, 2012	Percent Increase
Net Revenues	420.0 - 440.0	352.1	19.3% - 25.0%
Non-GAAP Net Income	70.0 - 80.0	64.5	8.5% - 24.0%

	Estimated for the quarter ending June 30, 2012	Actual for the quarter ended June 30, 2011	Percent Increase
Net Revenues	80.0 - 90.0	77.6	3.1% - 16.0%

Mr. Ma concluded, “We remain confident in the long-term prospects of China’s computer-based testing market, and continue focusing on growing each of our existing business segments while exploring new test titles and attracting new test takers. We anticipate continued growth in our core testing services business in Fiscal Year 2013 as we continue our efforts to increase awareness of our exam offerings and work with different government agencies that are interested in the possibility of converting a number of their paper-based exams to our cost-effective and efficient computer-based platform. We also expect continued momentum in HR Select and TOEIC growth as we expand upon our existing client relationships and develop new relationships. As computer-based testing gains traction in China, we believe that the nation’s population will increasingly realize the importance of benchmarking and certifying their skills for potential employers. ATA continues to follow a strict cost structure that makes our business inherently scalable and continues to generate excess cash flow that will help finance the Company’s ongoing healthy, organic growth.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Fourth Quarter 2012 or in Fiscal Year 2012 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Thursday, May 24, 2012, to discuss the results of Fourth Quarter 2012 and Fiscal Year 2012 ended March 31, 2012. Joining ATA Chairman and CEO, Kevin Ma, will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer.  To participate in the conference call, please use the following dial-in numbers and passcode about 10 minutes prior to the scheduled conference call time:

1 866 549 1292	(U.S.)
+852 3005 2050	(International)
400 681 6949	(Mainland China)

885522#	(Participant Passcode)

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at http://www.ata.net.cn and by clicking the following link:

http://www.mzcan.com/cancast/us/index.php?id=usATAI_37&version=e.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.  As of March 31, 2012, ATA’s test center network comprised 2,462 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial computer-based testing service provider in China.

ATA has delivered more than 39.1 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the First Quarter 2013 and Fiscal Year 2013 and statements regarding market demand and trends, the potential growth and success of the Company’s businesses and the Company’s future results of operations, cost structure, cash flow and financial position.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2011, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2011.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fourth Quarter 2012 and the fiscal year ended March 31, 2012, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2975 to US$1.00, the noon buying rate as of March 30, 2012, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.  ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using non-GAAP net income excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Account Executive
+86 10 6518 1122 x5107	212-836-9610
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2011	2012	2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash	268,058,194	257,167,696	40,836,474
Accounts receivable, net	47,051,596	81,844,571	12,996,359
Inventories	344,909	374,382	59,449
Prepaid expenses and other current assets	10,036,345	15,682,735	2,490,312
Total current assets	325,491,044	355,069,384	56,382,594

Property and equipment, net	63,040,178	59,890,306	9,510,172
Goodwill	23,422,850	23,422,850	3,719,389
Intangible assets, net	20,356,104	17,597,266	2,794,326
Other assets	3,136,860	4,740,321	752,729
Total assets	435,447,036	460,720,127	73,159,210

Current liabilities:
Accrued expenses and other payables	48,346,969	63,732,421	10,120,273
Deferred revenues	19,100,619	27,333,088	4,340,308
Total current liabilities	67,447,588	91,065,509	14,460,581

Deferred revenues	3,823,601	3,100,116	492,277
Deferred tax liabilities	112,847	139,931	22,220
Total liabilities	71,384,036	94,305,556	14,975,078

Shareholders’ equity:
Common shares	3,428,840	3,442,803	546,694
Receivable from shareholders	(1,035,796)	—	—
Additional paid-in capital	491,585,143	440,832,695	70,001,222
Accumulated other comprehensive loss	(22,217,189)	(26,004,399)	(4,129,322)
Accumulated deficit	(107,697,998)	(51,856,528)	(8,234,462)
Total shareholders’ equity	364,063,000	366,414,571	58,184,132
Total liabilities and shareholders’ equity	435,447,036	460,720,127	73,159,210

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2011	2012	2012
	RMB	RMB	USD
Net revenues:
Testing services	37,348,815	45,279,957	7,190,148
Test preparation and training solutions	1,582,588	3,088,554	490,441
Other revenue (1)	10,805,778	12,102,961	1,921,868
Total net revenues	49,737,181	60,471,472	9,602,457
Cost of revenues	27,359,606	27,658,474	4,391,977
Gross profit	22,377,575	32,812,998	5,210,480

Operating expenses:
Research and development	4,373,116	3,569,069	566,744
Sales and marketing	10,864,241	11,428,746	1,814,807
General and administrative	15,214,413	13,680,260	2,172,332
Total operating expenses	30,451,770	28,678,075	4,553,883
Income (loss) from operations	(8,074,195)	4,134,923	656,597

Interest income	366,931	478,122	75,923
Foreign currency exchange gain (loss), net	1,086,945	(47,642)	(7,565)
Earnings (loss) before income taxes	(6,620,319)	4,565,403	724,955

Income tax benefit (expense)	1,029,741	(1,269,673)	(201,615)
Net income (loss)	(5,590,578)	3,295,730	523,340

Basic earnings (loss) per common share	(0.13)	0.07	0.01

Diluted earnings (loss) per common share	(0.13)	0.07	0.01

Basic earnings (loss) per ADS	(0.26)	0.14	0.02

Diluted earnings (loss) per ADS	(0.26)	0.14	0.02

(1)          Includes net revenues from test-based educational services of RMB3,680,863 in Fourth Quarter 2012 and RMB8,053,704  in the prior-year period

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	March 31,	March 31,	March 31,
	2011	2012	2012
	RMB	RMB	USD
Net revenues:
Testing services	243,103,305	290,881,289	46,189,963
Test preparation and training solutions	15,426,587	26,996,054	4,286,789
Other revenue (1)	45,373,919	34,208,217	5,432,031
Total net revenues	303,903,811	352,085,560	55,908,783
Cost of revenues	149,216,172	158,818,041	25,219,220
Gross profit	154,687,639	193,267,519	30,689,563

Operating expenses:
Research and development	22,756,340	18,402,166	2,922,138
Sales and marketing	54,382,019	46,345,286	7,359,315
General and administrative	56,657,068	64,034,078	10,168,175
Total operating expenses	133,795,427	128,781,530	20,449,628
Income from operations	20,892,212	64,485,989	10,239,935

Interest income	1,035,607	2,061,020	327,276
Foreign currency exchange gain, net	1,138,484	3,633,543	576,982
Earnings before income taxes	23,066,303	70,180,552	11,144,193

Income tax expense	(3,312,287)	(14,339,082)	(2,276,949)
Net income	19,754,016	55,841,470	8,867,244

Basic earnings per common share	0.44	1.22	0.19

Diluted earnings per common share Share	0.44	1.19	0.19

Basic earnings per ADS	0.88	2.44	0.38

Diluted earnings per ADS	0.88	2.38	0.38

(1)          Includes net revenues from test-based educational services of RMB12,614,293 in FY2012, and RMB25,727,038  in FY2011

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2012	2011	2012
	RMB	RMB	RMB	RMB

GAAP net income (loss)	(5,590,578)	3,295,730	19,754,016	55,841,470
Share-based compensation expenses	846,079	2,595,995	4,651,971	12,264,397
Foreign currency exchange (gain) loss, net	(1,086,945)	47,642	(1,138,484)	(3,633,543)
Non-GAAP net income (loss)	(5,831,444)	5,939,367	23,267,503	64,472,324

GAAP earnings (loss) per common share
Basic	(0.13)	0.07	0.44	1.22
Diluted	(0.13)	0.07	0.44	1.19

Non-GAAP earnings (loss) per common share
Basic	(0.13)	0.13	0.52	1.44
Diluted	(0.13)	0.13	0.52	1.41